Exhibit 99.7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

AVIVA PLC ON BEHALF OF ITS AFFILIATE MORLEY FUND MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATE NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AVIVA PLC MORLEY FUND MANAGEMENT LIMITED

BNY Norwich Union Nominees Ltd	7,740,832

BT Globenet Nominees Ltd	10,054

Chase GA Group Nominees Ltd	19,609,601

Chase Nominees Ltd	619,042

CUIM Nominee Ltd	8,082,352

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

14 FEBRUARY 2005

12. Total holding following this notification

36,061,881 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

—

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

14 FEBRUARY 2005

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